FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 13, 2006

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Buenos Aires, March 13, 2006

Messrs.

Bolsa de Comercio de Buenos Aires

                                                                            Re.: Notice FA N° 175.022.

         General Resolutions N° 485 and

N° 487 issued by the Comisión Nacional de Valores.

Dear Sirs:

In relation to the changes in the accounting standards introduced under the above referenced resolutions which provide for the recognition of a deferred tax liability for the difference arising between Property, Plant and Equipment and other non monetary assets carrying value adjusted for inflation and its tax value (in the same manner as US GAAP), or the disclosure in note of such effect, we inform you that at the Meeting held on March 10, 2006, the Board of Directors decided to recognize a deferred tax liability.

As mentioned in the financial statements as of December 31, 2005, the recognition of a deferred tax liability for the difference arising between Property, Plant and Equipment and other non monetary assets carrying value adjusted for inflation and their tax value will imply a reduction of the Company’s shareholders’ equity of about P$800 million.

Sincerely yours,

Marcelo Gargano

Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 03/13/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney